INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2015 AND 2014

(UNAUDITED)

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in Canadian Dollars
(Unaudited)

		As at	As at
	Note	June 30, 2015	December 31, 2014
		$	$

ASSETS

Current
Cash		89,545,097	26,165,056
Amounts receivable	4	884,854	344,416
Prepaid expenses		513,052	1,008,225

Total current assets		90,943,003	27,517,697

Property and equipment	5	300,600	235,402
Intangible assets	6	263,259	432,933
Other assets		121,000	-

Total non-current assets		684,859	668,335

Total assets		91,627,862	28,186,032

LIABILITIES

Current
Accounts payable and accrued liabilities	7	2,289,452	3,248,984
Other current liabilities	8	542,382	279,461

Total current liabilities		2,831,834	3,528,445

Loan payable	8	245,253	283,352
Long-term liability	8	83,522	69,941

Total non-current liabilities		328,775	353,293

Total liabilities		3,160,609	3,881,738

EQUITY
Common shares	9	100,826,230	49,505,792
Series I preferred shares	9	9,409,284	10,076,151
Series II preferred shares	9	24,369,384	-
Warrants	9	7,236,055	9,283,332
Contributed surplus	9	7,421,213	5,995,055
Deficit		(60,794,913)	(50,556,036)

Total equity		88,467,253	24,304,294

Total liabilities and equity		91,627,862	28,186,032
Commitments and contingencies [note 13]

Approved by the Board and authorized for issue on August 11, 2015.

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars
(Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
		$	$	$	$

EXPENSES
Research and development	10	4,713,316	3,105,402	8,729,697	4,670,884
General and administrative	11	966,438	1,075,961	1,571,257	1,637,542

Operating expenses		5,679,754	4,181,363	10,300,954	6,308,426

Finance income	12	(131,842)	(102,455)	(179,662)	(211,047)
Finance costs	12	20,652	21,463	117,585	43,052

Net finance income		(111,190)	(80,992)	(62,077)	(167,995)

Net loss and comprehensive loss for the period		5,568,564	4,100,371	10,238,877	6,140,431

Basic and diluted loss per common share	9 (c)	(0.80)	(0.99)	(1,74)	(1.49)

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars
(Unaudited)

	Common shares		Series I Preferred shares		Series II Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$
		(note 9)		(note 9)		(note 9)		(note 9)	(note 9)

Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	-	-	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(10,238,877)	(10,238,877)
Transactions with owners of the Company, recognized directly in equity
Share units issued, net of issue costs	1,750,754	39,592,240	-	-	1,077,605	24,369,384	-	-	-	-	63,961,624
Exercise of warrants	1,001,076	10,970,136	-	-	-	-	(30,032,580)	(2,047,277)	-	-	8,922,859
Exercise of stock options	6,666	91,195	-	-	-	-	-	-	(41,200)	-	49,995
Conversion of preferred shares	153,333	666,867	(4,600,000)	(666,867)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	1,467,358	-	1,467,358
Total transactions with owners of the Company	2,911,829	51,320,438	(4,600,000)	(666,867)	1,077,605	24,369,384	(30,032,580)	(2,047,277)	1,426,158	-	74,401,836
Balance, June 30, 2015	7,339,073	100,826,230	64,904,689	9,409,284	1,077,605	24,369,384	108,692,201	7,236,055	7,421,213	(60,794,913)	88,467,253

	Common shares		Series I Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2013	4,058,408	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(6,140,431)	(6,140,431)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	86,540	1,065,015	-	-	(2,596,251)	(118,202)	-	-	946,813
Exercise of stock options	2,614	33,100	-	-	-	-	(13,500)	-	19,600
Conversion of preferred shares	66,667	289,942	(2,000,000)	(289,942)	-	-	-	-	-
Expiry of warrants	-	-	-	-	(909,091)	(416,645)	416,645	-	-
Share-based compensation	-	-	-	-	-	-	1,686,556	-	1,686,556
Total transactions with owners of the Company	155,821	1,388,057	(2,000,000)	(289,942)	(3,505,342)	(534,847)	2,089,701	-	2,652,969
Balance, June 30, 2014	4,214,229	48,579,360	75,895,165	11,002,583	138,724,781	9,283,332	5,370,357	(43,814,647)	30,420,985

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in Canadian Dollars
(Unaudited)

		Six months ended	Six months ended
	Note	June 30, 2015	June 30, 2014
		$	$

OPERATING ACTIVITIES
Net loss for the period		(10,238,877)	(6,140,431)
Adjustments for items not affecting cash
Share-based compensation	9,10,11	1,467,358	1,686,556
Interest accretion	8,12	37,280	39,138
Amortization of intangible assets	6,10	169,674	441,102
Impairment of intangible assets	6,10	-	429,763
Depreciation of property and equipment	5,10	34,146	20,130
Unrealized gain on cash		(9,818)	-
		(8,540,237)	(3,523,742)
Changes in non-cash working capital balances
Amounts receivable		(540,438)	(60,085)
Prepaid expenses		495,173	(23,314)
Accounts payable and accrued liabilities		(959,532)	342,366
Other current liabilities		262,921	57,686
Increase in other assets		(121,000)	-
Cash used in operating activities		(9,403,113)	(3,207,089)

INVESTING ACTIVITIES
Purchase of property and equipment	5	(99,344)	(139,997)
Net change in marketable securities		-	22,620
Cash used in investing activities		(99,344)	(117,377)

FINANCING ACTIVITIES
Change in loan payable	8	(67,100)	(57,516)
Decrease in long-term liability	8	5,302	64
Issue of share capital, net of issuance costs	9	72,934,478	966,413
Cash provided by financing activities		72,872,680	908,961

Impact of foreign exchange rates on cash		9,818	-

Net increase (decrease) in cash during the period		63,380,041	(2,415,505)

Cash, beginning of period		26,165,056	32,456,506

Cash, end of period		89,545,097	30,041,001

Supplemental cash flow information
Preferred shares converted to common shares (note 9)		666,867	289,942

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a Canadian public immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital and filed Articles of Continuance to change its jurisdiction to Ontario on November 7, 2013. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name from Stem Cell Therapeutics Corp. to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the Toronto Stock Exchange under the symbol TR and on the NASDAQ Stock Exchange under the symbol TRIL.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved the interim condensed consolidated financial statements on August 11, 2015. Any subsequent changes to IFRS or their interpretation, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2015 could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for held- for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 2 of the Company’s annual consolidated financial statements for the year ended December 31, 2014.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2014 and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. These interim condensed consolidated statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2014.

(a)	Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trillium Privateco to the date of its amalgamation with the Company on June 1, 2014, Stem Cell Therapeutics Inc. to the date of its dissolution on September 17, 2014, and Trillium Therapeutics USA Inc. from the date of incorporation on March 26, 2015.

(b)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently monitoring the developments of this standard and assessing the impact that the adoption of this standard may have on the interim condensed consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15’), which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is mandatorily applicable for annual periods beginning on or after January 1, 2017, however the IASB has voted to delay this mandatory application date by one year, with earlier adoption permitted. At this time the final amendments to the standard detailing the delay is expected to be released by the IASB in September 2015. Entities will transition following either a full or modified retrospective approach. The Company is reviewing the standard to determine the impact on the interim condensed consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s interim condensed consolidated financial statements. The Company assesses the impact of adoption of future standards on its interim condensed consolidated financial statements, but does not anticipate significant changes in 2015.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

4.	Amounts receivable

	June 30,	December 31,
	2015	2014
	$	$

Government programs receivable	636,657	344,416
Other amounts receivable	248,197	-
	884,854	344,416

5.	Property and equipment

		Computer	Office
	Lab	equipment	equipment and
	equipment	and software	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2013	111,025	18,111	9,381	138,517
Additions	141,051	21,917	10,635	173,603
Balance, December 31, 2014	252,076	40,028	20,016	312,120
Additions	39,368	39,976	20,000	99,344
Balance, June 30, 2015	291,444	80,004	40,016	411,464

Accumulated depreciation
Balance, December 31, 2013	14,723	14,004	783	29,510
Depreciation	33,366	9,554	4,288	47,208
Balance, December 31, 2014	48,089	23,558	5,071	76,718
Depreciation	22,367	9,814	1,965	34,146
Balance June 30, 2015	70,456	33,372	7,036	110,864

Net carrying amounts
December 31, 2014	203,987	16,470	14,945	235,402
June 30, 2015	220,988	46,632	32,980	300,600

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2013	2,103,751
Disposals	(1,085,714)
Balance, December 31, 2014 and June 30, 2015	1,018,037

Accumulated amortization
Balance, December 31, 2013	630,279
Amortization	610,776
Disposals	(655,951)
Balance, December 31, 2014	585,104
Amortization	169,674
Balance, June 30, 2015	754,778

Net carrying amounts
December 31, 2014	432,933
June 30, 2015	263,259

Intangible assets are comprised of licensed patent rights related to the SIRP¤Fc program acquired in 2013 in the amount of $1,018,037.

The Company returned rights related to tigecycline and recorded an impairment loss of $429,763 in the second quarter of 2014.

7.	Accounts payable and accrued liabilities

	June 30,	December 31,
	2015	2014
	$	$

Trade and other payables	929,624	1,604,533
Accrued liabilities	1,205,490	1,585,823
Due to related parties (note 14)	154,338	58,628
	2,289,452	3,248,984

Amounts due to related parties represent expense reimbursements and accrued vacation payable.

8.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement and is making monthly repayments of $9,585 through November 2019. As at June 30, 2015, the balance repayable is $498,451. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

The Company has a long-term liability of $83,522 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the interim condensed consolidated statements of financial position.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for each common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for each common share.

Holders may not convert Series I or Series II Non-Voting Convertible First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – six months ended June 30, 2015

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II Non- Voting Convertible First Preferred Shares at a price of US$19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering were $68,875,067 (US$55,153,000) before deducting offering expenses of $4,913,443.

During the six months ended June 30, 2015, 1,001,076 common shares were issued on the exercise of 30,032,580 warrants for proceeds of $8,922,859 and 6,666 stock options were exercised for proceeds of $49,995.

During the six months ended June 30, 2015, 4,600,000 Series I First Preferred Shares were converted into 153,333 common shares.

Share capital issued – year ended December 31, 2014

On November 14, 2014, the Company consolidated its outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares. All references in these consolidated financial statements and notes to the number of common shares, deferred share units and stock options have been adjusted to the post-consolidation amounts.

In the year ended December 31, 2014, 2,596,251 warrants were exercised for 86,540 common shares and for proceeds of $946,813 and 2,614 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 expired unexercised.

During the year ended December 31, 2014, 8,390,476 Series I First Preferred Shares were converted into 279,682 common shares.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2014 to the post-consolidated numbers. The weighted average number of common shares outstanding for the three and six months ended June 30, 2015 and June 30, 2014 were 6,996,919 and 5,888,088, and 4,150,694 and 4,125,186, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

All warrants were exercisable on issuance. As a result of the November 14, 2014 common share consolidation, the ratio of the number of warrants exercisable for one common share was adjusted from one warrant for each common share to thirty warrants for each common share. The number of warrants outstanding was not adjusted.

The following table shows the number of warrants outstanding, the exercise prices, the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants at June 30, 2015:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

December 13, 2015	2,234,784	$0.21	74,493	$6.30
March 15, 2018	9,276,270	$0.40	309,209	$12.00
March 27, 2018	420,000	$0.40	14,000	$12.00
December 13, 2018	96,761,147	$0.28	3,225,372	$8.40
	108,692,201		3,623,074

Changes in the number of warrants outstanding during the six months ended June 30 were as follows:

	2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of period	138,724,781	$0.29	142,230,123	$0.30
Exercised	(30,032,580)	0.30	(2,596,251)	0.36
Expired	-	-	(909,091)	1.60

Balance, end of period	108,692,201	$0.29	138,724,781	$0.29

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

(e)	Stock option plan

The Company has a 10% rolling stock option plan, or the 2014 Stock Option Plan, that was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding First Preferred Shares may be converted. Options granted under the 2014 Stock Option plan are equity-settled, have a vesting period of four years and have a maximum term of ten years. As at June 30, 2015, the Company was entitled to issue an additional 311,668 stock options under the 2014 Stock Option Plan.

Changes in the number of options outstanding during the six months ended June 30 were as follows:

	2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	590,141	$9.76	97,372	$9.94
Granted	126,500	25.00	499,883	9.78
Exercised	(6,666)	7.50	(2,614)	7.50
Cancelled/forfeited	(3,000)	30.00	(3,733)	9.91

Balance, end of period	706,975	$12.42	590,908	$9.81

Options exercisable, end of period	322,595	$10.51	220,214	$10.26

The following table reflects stock options outstanding at June 30, 2015:

	Stock options outstanding			Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$7.50	74,841	7.8	$7.50	49,903	$7.50
$8.34	215,758	8.9	$8.34	107,878	$8.34
$10.35	264,127	8.8	$10.35	132,064	$10.35
$15.30	6,666	8.6	$15.30	3,333	$15.30
$18.90	13,332	8.7	$18.90	6,666	$18.90
$23.44	85,000	9.8	$23.44	17,000	$23.44
$28.05	12,500	9.9	$28.05	-	$28.05
$28.52	29,000	9.9	$28.52	-	$28.52
$30.00	5,751	1.1	$30.00	5,751	$30.00

	706,975	8.8	$12.42	322,595	$10.51

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the six months ended June 30 as follows:

	2015	2014
Expected option life	6 years	7 years
Risk-free interest rate	1.6%	2.0%
Dividend yield	0%	0%
Expected volatility	84%	75%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the six months ended June 30, 2015, the Company issued 126,500 stock options with a fair value of $2,254,067 and a weighted average grant date fair value of $17.82. For the six months ended June 30, 2014, the Company issued 499,883 stock options with a fair value of $3,427,955 and a weighted average grant date fair value of $6.86.

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. The Board of Directors intends to use DSUs issued under the 2014 DSU Plan, as well as stock options issued under the 2014 Stock Option Plan, as part of the Company’s overall director and executive officer compensation program. A total of 28,777 units were issued during the year ended December 31, 2014 and 10,597 units were issued during the six months ended June 30, 2015 for payment of directors’ fees. 39,374 units were outstanding as at June 30, 2015. The Company has reserved for issuance up to 66,667 common shares under the 2014 DSU Plan.

(g)	Shareholder Rights Plan

On October 17, 2013 the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

10.	Research and development

Components of research and development expenses for the three months ended June 30 were as follows:

	2015	2014
	$	$

Research and development programs excluding the below items	2,865,808	900,461
Salaries, fees and short-term benefits	1,050,263	532,228
Share-based compensation	807,668	1,097,360
Amortization of intangible assets	84,837	220,551
Impairment of intangible assets	-	429,763
Depreciation of property and equipment	16,271	13,878
Investment tax credits	(111,531)	(88,839)
	4,713,316	3,105,402

Components of research and development expenses for the six months ended June 30 were as follows:

	2015	2014
	$	$

Research and development programs excluding the below items	5,999,762	1,823,075
Salaries, fees and short-term benefits	1,717,667	1,049,376
Share-based compensation	1,059,979	1,123,277
Amortization of intangible assets	169,674	441,102
Impairment of intangible assets	-	429,763
Depreciation of property and equipment	34,146	20,130
Investment tax credits	(251,531)	(215,839)
	8,729,697	4,670,884

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

11.	General and Administrative

Components of general and administrative expenses for the three months ended June 30 were as follows:

	2015	2014
	$	$

General and administrative expenses excluding the below items	442,369	569,493
Salaries, fees and short-term benefits	175,807	86,173
DSU units issued for director compensation	300,000	240,000
Share-based compensation	48,262	180,295
	966,438	1,075,961

Components of general and administrative expenses for the six months ended June 30 were as follows:

	2015	2014
	$	$

General and administrative expenses excluding the below items	732,839	763,637
Salaries, fees and short-term benefits	431,039	310,626
DSU units issued for director compensation	300,000	240,000
Share-based compensation	107,379	323,279
	1,571,257	1,637,542

12.	Finance income and finance costs

Finance income for the three months ended June 30 was as follows:

	2015	2014
	$	$

Interest income	108,921	96,438
Net foreign currency gain	22,921	6,017
	131,842	102,455

Finance income for the six months ended June 30 was as follows:

	2015	2014
	$	$

Interest income	179,662	192,541
Net foreign currency gain	-	18,506
	179,662	211,047

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

12.	Finance income and finance costs (continued)

Finance costs for the three months ended June 30 were as follows:

	2015	2014
	$	$

Bank charges	2,265	1,609
Accreted interest	18,387	19,854
	20,652	21,463

Finance costs for the six months ended June 30 were as follows:

	2015	2014
	$	$

Bank charges	4,328	3,914
Accreted interest	37,280	39,138
Net foreign currency loss	75,977	-
	117,585	43,052

13.	Commitments and contingencies

As at June 30, 2015 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $2,222,000 over the next 12 months, $534,000 from 12 to 24 months, $469,000 from 24 to 36 months, and $3,392,000 thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $35,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000.

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

14.	Related parties

For the six months ended June 30, 2015 and 2014, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the three months ended June 30 was as follows:

	2015	2014
	$	$

Salaries, fees and short-term benefits	542,202	292,681
Share-based compensation	610,764	1,511,574
Total	1,152,966	1,804,255

Compensation for key management personnel of the Company for the six months ended June 30 was as follows:

	2015	2014
	$	$

Salaries, fees and short-term benefits	1,425,079	961,077
Share-based compensation	921,528	1,666,682
Total	2,346,607	2,627,759

Executive officers and directors participate in the 2014 Stock Option Plan and the 2014 DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at June 30, 2015, the key management personnel controlled less than 1% of the voting shares of the Company.

Outstanding balances with related parties at the period-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the six months ended June 30, 2015 and 2014, $0 and $7,916, respectively, was paid to a former director for consulting fees.

15.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash as Level 1. The loan payable has been classified as Level 2.

Cash, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.